United States securities and exchange commission logo





                           November 8, 2021

       Anthony Cappell
       Chief Executive Officer
       Chicago Atlantic Real Estate Finance, Inc.
       420 North Wabash Avenue
       Suite 500
       Chicago, IL 60611

                                                        Re: Chicago Atlantic
Real Estate Finance, Inc.
                                                            Registration
Statement on Form S-11
                                                            Filed October 26,
2021
                                                            File No. 333-260505

       Dear Mr. Cappell:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-11

       General

   1. We note your response to our comment 2 in the comment letter dated October 5, 2021, including the analysis
of how the company intends to treat potential investments in the identified categories
(i.e., first and second mortgage loans, mezzanine loans,
                                                        participations; joint
ventures) for purposes of the exclusion provided by Section
                                                        3(c)(5)(C). The staff
expresses no views on such analysis and notes that the company remains solely
responsible for ensuring its compliance with the Investment Company Act, including Section
3(c)(5)(C).
 Anthony Cappell
FirstName LastNameAnthony      CappellInc.
Chicago Atlantic Real Estate Finance,
Comapany 8,
November  NameChicago
             2021        Atlantic Real Estate Finance, Inc.
November
Page 2    8, 2021 Page 2
FirstName LastName
Collateral Overview, page 102

2. We note your amended disclosure in response to comment 5. Please expand your disclosure to clarify with greater specificity the limitations on your ability to foreclose under applicable state law. In particular, please further revise the risk factor on page 41 to identify the material regulatory and legal risks associated with the jurisdictions (e.g.,
         Arizona, Arkansas, California, Florida, Maryland, Massachusetts, Michigan, Nevada,
         New Jersey, Ohio and Pennsylvania) in which your borrowers operate as it relates to collateralization. Please also revise your risk factor on page 25 to disclose the specific risks, including the regulatory and legal risks for the states in which your borrowers operate, involved in the potential sale of a delinquent loan as opposed to foreclosing on the property. In addition, please also highlight, if true, whether listing standards would also prevent you from foreclosing and taking possession of the real estate or other collateral. Please also expand your collateral disclosure to provide additional detail regarding how the real estate is valued and any assumptions that are included. In this respect, please clarify if the "as is" valuation takes into account the customization of the property for cannabis operations and/or the licenses associated with the building and the operations therein. Please also tell us, and include disclosure as applicable, if you believe that similar valuations and coverage would be achievable if you were to sell the loan or force the borrower to sell the collateral in the event of a delinquency or default. Finally, given the regulatory and legal risks that would prevent you from foreclosing on the real estate collateral related to your loans and your general policy to pursue a sale of the loan to a third party rather than pursue foreclosure, it is unclear why the real estate collateral coverage ratio and related disclosure (e.g., collateral fair value) is appropriate disclosure to present to investors. In this respect, you do not appear to intend, and potentially are not able, to use the real estate collateral to cover a potential default or delinquency related to your loans. Please provide us with your detailed analysis as to why you believe the real estate coverage ratio and related disclosure is appropriate. Underwriting, page 164

3. We note that you have included a directed share program in this amendment and that shares will be offered to "certain" of your directors and officers. Please clarify if all of your directors and executive officers are eligible to participate in the program. Please also expand your disclosure to describe with more specificity the nature of the
         "relationship" between you and the "other persons" to whom shares will be offered.
 Anthony Cappell
FirstName LastNameAnthony      CappellInc.
Chicago Atlantic Real Estate Finance,
Comapany 8,
November  NameChicago
             2021        Atlantic Real Estate Finance, Inc.
November
Page 3    8, 2021 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Paul Cline at (202) 551-3851 or Shannon Menjivar at
(202) 551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Austin Wood at (202) 551-6001 or Erin E. Martin at (202) 551-3391 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction
cc:      Owen J. Pinkerton, Esq.